Mail Stop 3561

June 28, 2006

Mr. John P. Thornton
Chief Executive Officer
Norpac Technologies, Inc.
698 Seymour St., Suite 311
Vancouver, BC V6B 3K6
Canada

      Re: **Norpac Technologies, Inc.**
                Form 10-KSB for the Fiscal Year Ended June 30, 2005
                Filed October 13, 2005
                File No. 0-27147

Dear Mr. Thornton:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

Financial Report

Statements of Cash Flows, page F-7

1. Please tell us your basis for classifying changes in due to stockholders in cash flows from operating activities as opposed to financing activities.

Note 5. Available-for-sale Securities, page F-12

2. We have reviewed your investments disclosure and have the following comments:

    *   Disclose your investment information by major security type as required by paragraph 19 of SFAS 115;

    *   Tell us the number, cost, and fair value of Balsam Ventures, Inc. ("Balsam") common shares held by you as of June 30, 2005 and 2004. Please tell us the percentage of Balsam's outstanding shares you owned as of those dates and the number and percentage you currently own. If your ownership percentage exceeded 20 percent of Balsam's outstanding shares at any time since you have owned these shares, tell us why your investment in Balsam was not accounted for under the equity method in accordance with APB 18. To the extent material, please disclose within this footnote the percentage of your investment portfolio that your Balsam shares represent;

    *   Tell us how you determined the fair value of your Balsam shares and any other equity investments you held as of June 30, 2005 and 2004;

    *   Tell us and disclose how you measure your available-for-sale securities for impairment, and;

    *   Include disclosure of how you determine fair value and measure impairment for your available-for-sale securities within your Critical Accounting Policies section in MD&A.

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief